Exhibit 1

 PRESS RELEASE

FOR IMMEDIATE RELEASE

CYREN Awarded Second Cybersecurity Grant from Israeli Government

MCLEAN, Va. – May 9, 2016 – CYREN (NASDAQ: CYRN) today announced it was awarded a grant of ILS 3.22 million (approximately USD 0.85 million) by the Office of the Chief Scientist (OCS) at Israel’s Ministry of Economy and Industry. The grant is part of Israel’s ongoing initiative that provides benefits to Israeli companies in order to encourage R&D activity aimed at developing technological solutions in the field of cybersecurity. CYREN received a similar grant last year as well.

“CYREN is particularly honored to be awarded a second grant from OCS, as it illustrates our continued commitment to innovation in the ongoing effort to fight ever-increasing cyberthreats,” said Lior Kohavi, CTO at CYREN. “This funding helps propel significant advancements in CYREN’s unique cloud-based protection technologies.”

Recipient selection is based on multiple criteria, including the uniqueness of a company's technology, the importance of the problems and potential market that it addresses, plus the robustness of the company's business, including financial position, R&D capabilities and management experience.

About CYREN
CYREN (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, CYREN offers enterprise-focused security as a service (SecaaS) solutions as well as embedded solutions for software and security providers . CYREN’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenInc

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

© 2016 CYREN Ltd. CYREN and GlobalView are trademarks of CYREN Ltd. Other company and product names may be trademarks of their respective owners.

U.S. Investor Contact:
Garth Russell
KCSA
212.896.1250
grussell@kcsa.com

Israel Investor Contact:
Iris Lubitch
SmarTeam
+972.54.2528007
iris@smartteam.co.il

CYREN Media Contact
Matthew Zintel
Zintel Public Relations
281.444.1590
matthew.zintel@zintelpr.com